UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04007897

February 6, 2004

McDara P. Folan, III
Vice President
Deputy General Counsel and Secretary
R.J. Reynolds Tobacco Holdings, Inc.
P.O. Box 2866
Winston-Salem, NC 27102-2866

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2004

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2003

Dear Mr. Folan:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to RJR by the Sisters of Mercy of the St. Louis Regional Community. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the St. Louis Regional Community
2039 North Geyer Road
Saint Louis, MO 63131

RJReynolds Tobacco Holdings, Inc.

December 23, 2003

RECEIVED 2003 DEC 29 AM 10:45 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

McDARA P. FOLAN, III
Vice President
Deputy General Counsel and Secretary

336-741-5162
Fax: 336-741-2998
E-Mail: folanm@rjrt.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Sisters of Mercy of the St. Louis Regional Community, Inc.

Ladies and Gentlemen:

R. J. Reynolds Tobacco Holdings, Inc. (the "Company") has received a shareholder proposal requesting that the Company cease all advertising, marketing and sales of cigarettes described as "light," "ultralight," "mild," or in any similar manner until the shareholders of the Company have been adequately assured through independently conducted research that those types of cigarettes result in the actual reduction of the risks of smoking-related diseases, as compared to regular cigarettes. The proposal was submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934, as amended (the "Act"), by the Sisters of Mercy of the St. Louis Regional Community, Inc. (the "Proponent"). The proposal and its supporting statements (the "Proposal"), as well as the cover letter that the Proponent provided with the Proposal and a letter from the record holder of the Proponent's shares of the Company's stock, are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponent of its intention to omit the Proposal from any proxy statement and form of proxy for a 2004 meeting of shareholders (the "2004 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

In accordance with Rule 14a-8, we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company omits the Proposal from 2004 Proxy Materials.

The Proposal states:

> RESOLVED that RJR stop all advertising, marketing and sale of cigarettes using the terms "light," "ultralight," " mild" and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease.

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

The Company believes that it may omit the Proposal from 2004 Proxy Materials for each of the following, separately sufficient, reasons:

(i) pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by the Company's shareholders under Delaware law;

(ii) pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations; and

(iii) pursuant to Rule 14a-8(i)(3) because elements of the Proposal are contrary to Rule 14a-9 of the Act, which prohibits false or misleading statements in proxy materials.

I. Grounds for Omission

A. The Proposal is not a proper subject for action by the Company's shareholders under Delaware law (*i.e.*, the proposal is not precatory).

The Company believes that the Proposal may be excluded from 2004 Proxy Materials pursuant to Rule 14a-8(i)(1) because the Proposal is improper under state law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal from its proxy materials if the proposal is improper under the laws of the jurisdiction of the company's organization. The Staff has clarified that a proposal is improper under certain state laws if the proposal is mandatory--if it *requires* the company to take action rather than *requests* that the company take action. The Staff has explained that a proposal mandating that a company take certain action is improper under state law rules that authorize such company's board of directors to manage the business of the company, because such a proposal, if implemented, would usurp the power of the company's board under such rules. In the past, the Staff has required that, in order to have certain proposals included in the company's proxy statement, shareholders recast such proposals as recommendations or requests rather than mandates . *See, e.g., Longview Fibre Company* (December 10, 2003) (permitting exclusion of a proposal that the corporation be split into three separate and distinct entities unless recast as a recommendation or request); *American Electric Power Company, Inc.* (January 16, 2002) (permitting exclusion of a proposal mandating director term limits unless recast as a recommendation or request); *PG&E Corporation* (January 18, 2001) (permitting exclusion of a mandatory shareholder proposal that the board automatically approve any shareholder proposal which has won a majority vote unless the proponent revises the proposal to formulate it as a recommendation or request); *Alaska Air Group, Inc.* (March 26, 2000) (permitting exclusion of a mandatory proposal that the company reinstate simple majority voting on all matters submitted to a shareholder unless recast as a recommendation or request).

The Company is incorporated in Delaware and is governed by the General Corporation Law of the State of Delaware (the "DGCL"), Section 141(a) of which provides that the business and affairs of every corporation organized under the DGCL must be managed by or under the direction of a board of directors, except as may be otherwise provided in the DGCL or in the corporation's certificate of incorporation. Del. Code Ann. tit. § 141(a) (2001). Neither any provision of the DGCL nor the Company's certificate of incorporation provides for the advertising, marketing or sale of the Company's products to be managed by the Company's shareholders. The Proposal is a mandatory proposal; it is not phrased in precatory language. If implemented, the Proposal would require the Company to "stop all advertising, marketing and sale" of certain products. Thus, if approved, the Proposal would allow for no discretion on the part of the Board of Directors of the Company (the "Board") with respect to the advertising, marketing and sale of certain of the Company's products, a matter within the discretion of the Board, thus compromising the authority of the Board to manage the Company's business--in contravention of Delaware state law. Accordingly, the Company believes that the Proposal must be revised as a request or recommendation to the Board to comply with Rule 14a-8(i)(1) or that the Company is entitled to exclude the Proposal from 2004 Proxy Materials.

B. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy).

The Company believes that it may exclude the Proposal from 2004 Proxy Materials because the Proposal would adversely affect the litigation strategy of the Company and its subsidiary R. J. Reynolds Tobacco Company ("Reynolds Tobacco") in multiple lawsuits in which they are involved. There are a number of certified class actions against tobacco manufacturers (including the Company) for deceptively promoting "light" cigarettes as being safer than regular cigarettes. As noted in the Proposal, Philip Morris was recently ordered to pay more than $12 billion in damages to smokers of its "Light" and "Ultralight" brands. If the cases against the Company are decided in the plaintiffs' favor, the Company could lose billions of dollars. The litigation in which the Company and Reynolds Tobacco are involved relating to the use of the terms "light" and "ultralight" is described in further detail below, in Annex B to this letter and in the Company's most recent quarterly report on Form 10-Q filed with the Commission.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[2] when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved (including on at least two occasions involving proposals virtually identical to the Proposal). *See, e.g., RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the

[2] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because it relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams Express Company* (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (same).

The Company and Reynolds Tobacco are involved in multiple lawsuits in which plaintiffs have alleged that (a) cigarettes that are low in tar and nicotine yields in accordance with the tests for measuring tar and nicotine that are prescribed by the U.S. Federal Trade Commission (the "FTC Method") are not in fact low in tar and nicotine as smoked by smokers and can present health risks equal to or greater than higher yield cigarettes, depending on how such cigarettes are smoked and (b) advertising citing the FTC Method ratings (including the use of descriptors such as "light" and "ultralight") is deceptive. Reynolds Tobacco uses the terms "light" and "ultralight" to differentiate cigarette-brand styles in terms of such characteristics as strength of taste and reported tar and nicotine yield. The Company and Reynolds Tobacco are vigorously defending such actions and intend to continue to do so. (See Annex B for a detailed description of the pending cases).

If implemented, the Proposal would require the Company to cease all advertising, marketing and sales of cigarettes described as "light," "ultralight, "mild," or in any similar manner until the company's shareholders can be assured through independently conducted research that such types of cigarettes result in the actual reduction of the risk of smoking-related diseases, as compared to regular cigarettes. Compliance with the Proposal would be a *de facto* admission by the Company that "light" and "ultralight"" cigarettes do not pose reduced health risks as compared to regular cigarettes -- a conclusion that may be the opinion of the Proponents but is presented as a fact. Whether "light" and "ultralight" cigarettes pose reduced health risks as compared to regular cigarettes is an issue at the heart of the Company's and Reynolds Tobacco's litigation.

Therefore, the Proposal squarely implicates issues that are the subject matter of multiple lawsuits involving the Company and Reynolds Tobacco. In effect, the Proposal recommends that the Company facilitate the goals of the opposing parties in these various lawsuits at the same time that the Company and Reynolds Tobacco are actively challenging those parties' legal positions or claims. Being forced either to comply with the Proposal or to take a public position (or no position) in 2004 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect the Company's and Reynolds Tobacco's litigation strategy in these cases. In fact, the Company's ability to effectively seek "no action" relief in this letter is limited because any discussion of the issues related to light and ultralight cigarettes must of necessity be limited at this time because the Company's and Reynolds Tobacco's litigation strategy and even some of the factual bases for the Company's and Reynolds Tobacco's defense have not yet been fully developed and should not be disclosed prematurely to opposing parties. As such, inclusion of the Proposal in 2004 Proxy Materials would permit the Proponent to interfere with and preempt management's right and duty to determine the Company's and Reynolds Tobacco's litigation strategy.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Board on decisions involving litigation strategy and would require the Board to take actions that may be contrary to the Company's and Reynolds Tobacco's litigation defenses. Every company's management has a basic obligation to defend itself against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are pending lawsuits involving the Company and Reynolds Tobacco on the very issues that form the basis for the Proposal. It has not been the policy of the Division of Corporation Finance to permit revisions of proposals in contravention of Rule 14a-8(i)(7). *See E*Trade Group, Inc.* (October 31, 2000) (permitting exclusion of a proposal recommending a number of potential mechanisms for increasing shareholder value, two of which were deemed to be related to E*Trade's ordinary business operations). Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from 2004 Proxy Materials under (i)(7).

C. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

Clause (i)(3) allows a registrant to omit a proposal if it or its supporting statement is contrary to Rule 14a-9 of the Act, which prohibits false or misleading statements in proxy materials.

The Commission has interpreted Rule 14a-8(i)(3) (which permits exclusion of proposals that are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials") to have several applications, including two bases that are relevant here. The first basis is that statements of fact contained in a shareholder proposal that are unsupported must be supported by citing an authority or the proposal may be omitted unless they are revised by the proponent to provide citations and support. *See UST Inc.* (March 13, 2000) (requiring revision of proposal to include citations to statistical reports referred to by proponent); *RJR Tobacco Holdings, Inc.* (March 7, 2000) (requiring revision of proposal to include citations to reports referred to by proponent); *UST Inc.* (February 27, 2002) (requiring revision of proposal to include citations to the specific sources of quoted material); *Alaska Air Group, Inc.* (March 31, 2003) (requiring revision of proposal to include citation to the specific source of a factual assertion). The second basis is that opinions that are stated as facts without support must be redrafted to state that they are the opinions of the shareholder or the proposal may be omitted. *See RJR Tobacco Holdings, Inc.* (March 7, 2002) (requiring proposal statement that cigarettes are a drug delivery device to be recast as proponent's opinion); *RJR Tobacco Holdings, Inc.* (March 7, 2002) (same); *see also Phoenix Gold* (November 18, 2002) (requiring proposal statement that recent performance of the company's stock demonstrated illiquidity and inability to reflect operating improvements to be recast as proponent's opinion); *Commonwealth Energy Corporation* (November 15, 2002) (requiring proposal statement that the company's by-laws did not provide for indemnification of directors to be recast as proponent's opinion). As set forth below, the Company believes that the Proposal contains a number of statements that fall within one of the above two bases for omission for lack of support. Accordingly, the Company believes that such statements must be revised to comply with Rule 14a-8(i)(3) or the Company is entitled to exclude the Proposal from 2004 Proxy Materials.

- First, in the third paragraph of the recitals of the Proposal, the Proponent quotes and refers to the position and certain statements of the Editor of *Tobacco Reporter*, but does not provide a date or other specific citation or reference that would permit the reader to verify the authority for such quotations.
- Second, the fourth paragraph of the recitals of the Proposal refers to the existence of a lawsuit in Illinois involving Philip Morris without providing any citation or reference for such factual statement. Similarly, that paragraph refers to the holding in that case without providing a citation that would permit the reader to verify the authority for such statement.
- Third, the fifth paragraph of the recitals of the Proposal states that Philip Morris has publicly declared that the payment of $12 billion in damages allegedly assessed against that company could bankrupt it without providing any citation or reference for such factual statement.
- Fourth, the sixth paragraph of the recitals of the Proposal states that Philip Morris is named in lawsuits in states other than Illinois claiming that the company unfairly and deceptively markets light and ultralight cigarettes as "safer" than regular cigarettes without providing any citation or reference for such factual statement.
- Fifth, the seventh paragraph of the recitals of the Proposal states that the Canadian government has concluded that the terms "low tar," "light," and "ultralight" are deceptive to the consumer without providing any supporting authority for such factual statement.
- Sixth, the seventh paragraph of the recitals of the Proposal states that the European Union and Brazil have banned the terms "low tar," "light," and "ultralight" without providing any supporting authority for such factual statement.
- Seventh, the seventh paragraph of the recitals of the Proposal states that the World Health Organization recommends banning the terms "light" and "ultralight" as misleading without providing any supporting authority for such factual statement.
- Finally, the statement in the Supporting Statement of the Proposal that "for every 'light' and 'ultralight' cigarette we advertise and sell today, there is a very high probability that RJR may be incurring future liability" is misleading in that it assumes that there is a substantial likelihood that the Company will lose the class actions pending against the Company which claim that the Company deceptively promoted light cigarettes as being safer than regular cigarettes. This is a conclusion that should be stated as a matter of opinion on behalf of the Proponents and that Proposal should not be permitted to include this assumption as if it is a statement of fact.

Because of these statements that are contrary to Rule 14a-9 and the fact that the Proposal itself is misleading and unsupported, the Company believes that the Proposal must be revised so that it complies with Rule 14a-9 or that the Company may properly exclude the Proposal pursuant to (i)(3).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from 2004 Proxy Materials because the Proposal (i) is not a proper subject for action by the Company's shareholders under Delaware law (*i.e.,* the proposal is not precatory), (ii) relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.,* litigation strategy) and (iii) is contrary to Rule 14a-9.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
R.J. REYNOLDS TOBACCO HOLDINGS, INC.

By: ______________________
McDara P. Folan III
Vice President, Deputy General Counsel
and Secretary

Attachment
cc w/att: Sisters of Mercy of the St. Louis
Regional Community, Inc.

Annex A

See Attached.

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St Louis

Mercy CRI Committee for Responsible Investment

2039 North Geyer Road
St Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

November 14, 2003

Mr Andrew Schindler, CEO
R. J. Reynolds Tobacco Holdings, Inc.
401 N. Main Street
Winston Salem, NC 27102-2866

Dear Mr. Schindler:

The Sisters of Mercy are concerned about the facts given to customers relating to information on products that are considered safer and contain less tar and nicotine. Therefore we are filing the enclosed shareholder resolution.

The Sisters of Mercy are beneficial owners of 100 shares of R. J. Reynolds Tobacco Holdings Common Stock Verification of ownership is enclosed We intend to retain our shares of R J Reynolds Tobacco through the date of the 2004 annual meeting.

I am hereby authorized to notify you that the Sisters of Mercy of the St Louis Regional Community will be the primary filer for the enclosed resolution. I trust that it will be considered for action by the shareholders at the 2004 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934

A representative of the filers will attend the annual shareholders meeting to move the resolution. Please note the contact person for this resolution will be: Michael Crosby, OFMCap His telephone number is 414-271-0735, fax number 414-271-0637 and his address is 1015 North 9th Street, Milwaukee, WI 53233

If you should for any reason desire to oppose this please be kind enough to include it in the corporation's proxy material and the filed statement as required by aforesaid mentioned rules and regulations.

Please contact me at the above address if you require additional information.

Sincerely,

Sr. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosures

cc Julie Wokaty - ICCR
Sister Susan Jordan, SSND
Rev Mike Crosby, OFMCap

CEASE PROMOTING "LIGHT" AND "ULTRALIGHT" BRANDS
R J Reynolds

Whereas: The National Cancer Institute has concluded that the "the resultant absence of meaningful differences in risk (from smoking light versus regular cigarettes) makes the marketing of these cigarettes as lower-delivery and lower-risk products deceptive for the smoker" (Monograph 13: "Risks Associated with Smoking Cigarettes with Low Machine-Measured Yields of Tar and Nicotine"). This study involved different brands of cigarettes, including those labeled "light," "ultra-light," or "mild."

The same study concluded that "many smokers chose these products as an alternative to cessation--a change that would produce real reduction in disease risks--making this deception an urgent public health issue "

Commenting on this study, the Editor of a well-known magazine covering the tobacco industry, *Tobacco Reporter*, wrote: "The report is likely to embolden those looking to ban product descriptors such as 'light' and 'mild.' It also has provided a boon to trial lawyers—the study has already made its way into at least one court case as 'evidence' of deceptive industry practices." The Editor also opined that, given the problem, tobacco companies "better not to make any health claims at all."

One tobacco Company, Philip Morris, has been sued in the State of Illinois by a class of smokers of Marlboro Lights. The Court has found that Philip Morris unfairly and deceptively marketed Marlboro Lights as "safer" than regular cigarettes. In this case the Court found such Marlboro Lights and Cambridge Lights to be just as harmful as regular Marlboro and regular Cambridge for all members of the Class (Illinois).

Consequently the Court ordered this Company to pay more than $12 billion in punitive and other damages to the Class of those who smoked its Light and Ultralight brands. In response, Philip Morris has publicly declared that the payment of this $12 billion in damages could bankrupt the Company.

This Company is named in lawsuits in other states claiming it unfairly and deceptively markets light and ultralight cigarettes as "safer" than regular cigarettes.

The Canadian government has concluded the terms low tar, light and ultralight are deceptive to the consumer. The European Union and Brazil have banned the terms. The World Health Organization recommends banning the terms light and ultralight as misleading.

Most smokers believe "Lights and "Ultra Lights" are less harsh and deliver less tar and nicotine On average, smokers believe that Lights afford a 25% reduction in risk. and Ultra Lights a 33% reduction in risk (*Tobacco Control* 10 [2001], i17).

RESOLVED that RJR stop all advertising, marketing and sale of cigarettes using the terms "light," "ultralight," "mild" and similar words and/or colors and images until shareholders can be assured through independent research that light and ultralight brands actually do reduce the risk of smoking-related diseases, including cancer and heart disease

Supporting Statement

For every light and ultralight cigarette we advertise and sell today, there is a very high probability that RJR may be incurring future liability which could adversely affect the value of stock held by shareholders. We therefore ask shareholders to vote for this resolution.

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

SEP 2 4 2003

November 14, 2003

Sisters of Mercy of the
St Louis Regional Community, Inc
Attn: Sister Katherine Marie Glosenger, RSM
Treasurer
2039 N Geyer Road
Saint Louis, MO 63131

RE: OWNERSHIP OF R. J. REYNOLDS TOBACCO COMMON STOCK

Dear Sister Katherine

The Sisters of Mercy of the St Louis Regional Community, Inc currently owns 100 shares of R. J. Reynolds Tobacco Common stock, which has a market value of $3,886 You have been the beneficial owner of such voting securities for over one year Furthermore, the Sisters of Mercy have had continuous ownership of this security since 1994

As the custodial agent, record holder, for the Sisters of Mercy, we verify that these securities are held at DTC in the nominee name of CEDE & Co. for the benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc

Sincerely,

Kim A Strong

Kim A. Strong
Assistant Vice President
(314) 418-2619

Annex B

Description of Litigation

The Proposal would improperly interfere with litigation strategy in significant legal actions pending against the Company and its subsidiary, Reynolds Tobacco. Set forth below is a brief summary of these cases. A more extensive discussion of these cases is available in the Company's most recent quarterly report on Form 10-Q.

On November 14, 2001 in the case of Turner v. R.J. Reynolds Tobacco Holdings Co., Case No. 00L-113, the Circuit Court for the Third Judicial District of Madison County, Illinois certified a nationwide class of persons who purchased Camel Lights, Doral Lights, Salem Lights and Winston Lights cigarettes in the State of Illinois over a nearly thirty year period of time. This class action alleges that the Company and Reynolds Tobacco violated the Illinois Consumer Fraud Act and were unjustly enriched when these light brand cigarettes were sold in Illinois. Specifically, the First Amended Class Action Complaint alleges that: (1) "while marketing and promoting the cigarettes as having decreased tar and nicotine deliveries, defendants designed Doral Lights, Winston Lights, Salem Lights and Camel Lights cigarettes to deliver higher level (sic) of tar and nicotine than could be measured by the standard testing apparatus;" (2) that defendants' "representations that Doral Lights, Winston Lights, Salem Lights and Camel Lights cigarettes deliver lower tar and nicotine than regular cigarettes are deceptive and misleading;" and (3) that defendants "engaged in unlawful schemes and courses of conduct that induced the plaintiffs and the class to purchase Doral Lights, Winston Lights, Salem Lights and Camel Lights." Plaintiffs seek refund of the price of the cigarettes purchased by the class, punitive damages and attorney's fees. All proceedings in the Turner case have been stayed pending the results of Philip Morris' appeal of the Price v. Philip Morris, Inc. case.

Proposed class actions like the Illinois case are currently pending against the Company and Reynolds Tobacco in Florida, Louisiana, Minnesota, and Missouri. In both Collora v. R.J. Reynolds Tobacco Holdings Co., Case No. 002-00732 pending in the Circuit Court of the City of St. Louis, State of Missouri, and Rios v. R.J. Reynolds Tobacco Company, Case No. 02-1391 pending in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, the plaintiffs allege violations of their respective states' consumer fraud acts and claims for unjust enrichment. Like the Illinois class action, the complaints in these cases allege that the design and marketing of low tar and nicotine cigarettes were deceptive. Plaintiffs seek a refund of the price of the cigarettes purchased by the proposed classes, punitive damages and attorney's fees. Plaintiffs' motion for class certification in Collora was briefed and argued and is awaiting a ruling. The Rios case is in the class certification discovery phase.

A proposed class action filed in New Jersey, Trombino v. R.J. Reynolds Tobacco Co., Case No. OCN-L-003269-02, Superior Court of New Jersey, Ocean County, makes similar allegations regarding light brand cigarettes. After significant briefing and argument on the class certification questions, plaintiffs recently voluntarily withdrew the class allegations. The case remains pending as an individual action in which the plaintiffs allege that the design and marketing of reduced tar and nicotine cigarettes were deceptive. Plaintiffs claim that the actions of the Company and its subsidiary violate the New Jersey Consumer Fraud Act and seek refund of the purchase price of their cigarettes, punitive damages, and attorney's fees.

Most recently, in both the Louisiana and Minnesota cases, Harper v. R. J. Reynolds Tobacco Co. and Dahl v. R. J. Reynolds Tobacco Co., respectively, defendants removed the cases to federal court. In Dahl, on October 21, 2003, a federal magistrate judge in Minnesota recommended that the case be remanded to state court, and the district court judge adopted the recommendation on December 17, 2003.

In addition to these actions, many individual actions are currently pending in which the plaintiffs' complaints include an allegation that the Company and/or its subsidiary engaged in tortious and/or deceptive conduct in connection with the design and marketing of "light" cigarettes. These cases are in various stages of trial readiness.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2003

The proposal requires RJR to stop using the terms "light," "ultralight," "mild," as well as similar words, colors and images, until shareholders can be assured through independent research that light and ultralight brands reduce the risk of smoking-related diseases.

There appears to be a basis for your view that RJR may exclude the proposal under rule 14a-8(i)(7), as relating to RJR's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if RJR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RJR relies.

Sincerely,

John Mahon
Attorney-Advisor